Exhibit 10.51
Fiscal 2014 Executive Officer Bonus Plan
For the twelve month period ending June 30, 2014, each executive officer of Cardiovascular Systems, Inc. (the “Company”) is eligible to receive cash incentive compensation pursuant to the Fiscal 2014 Executive Officer Bonus Plan (the “Bonus Plan”) as follows:
Revenue and Adjusted EBITDA Goals
Receipt of cash incentive compensation for fiscal 2014 is based on the Company’s achievement of revenue and adjusted EBITDA financial goals for fiscal 2014. Adjusted EBITDA is defined as EBITDA with stock compensation added back into the calculation, in addition to an add-back of depreciation and amortization. Target bonus amounts are weighted 67% for the revenue goal and 33% for the adjusted EBITDA goal. Target bonus levels as a percentage of base salary are 100% for the President and Chief Executive Officer, 60% for the Chief Financial Officer and 50% for the other executive officers. Depending upon the Company’s performance against the goals, participants are eligible to earn 50% to 200% of each of the adjusted EBITDA and revenue portions of their target bonus amount. The Bonus Plan criteria are the same for all of the executive officers.
Management by Objective Targets
The Bonus Plan also provides “management by objective” (MBO) targets related to certain predetermined milestones for fiscal 2014 relating to FDA approval of a coronary application, sales productivity, clinical studies and product enhancement. Achievement of the MBO targets could result in additional cash bonuses to executive officers for each target achieved of 3.75% of their annual base salaries for each of the periods. The Compensation Committee also has authority to grant additional discretionary cash bonuses of up to 20% of annual base salary for any executive officer.